SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 20, 2020.

TRANSLATION

Buenos Aires, November 20, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. informs the acquisition of its own shares in the market (articles 64 and related articles of the Capital Markets Law N°26.831) for the granting of share compensation plans.

Dear Sirs,

We make reference to our previous communication dated November 10, 2020. In that sense, we hereby inform that during the period from November 13, 2020 to November 20, 2020, YPF S.A. (the “Company”) acquired:

i)

A total of 105,576 of its ordinary Class D shares, with a nominal value of Ps.10 (ten pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BASE”), at an average price of Ps. 709,7506 per share, for a total amount of Ps. 74,932,632.75.

ii)	A total of 316,893 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of US$4,6822 per ADS, for a total amount of US$1,483,757.32.

Below, we report the detail of the daily purchases of ADS and Class D shares, respectively, which comprise the aforementioned amount:

Ordinary Shares
Date	Amount of Ordinary Shares	Gross Amount in Ps.	Average Price in Ps.
11/13/2020	12,551	8,274,829.10	659.2964
11/16/2020	24,125	16,907,813.25	700.8420
11/17/2020	7,900	5,658,692.55	716.2902
11/18/2020	25,000	18,184,497.60	727.3799
11/19/2020	23,500	16,925,895.00	720.2509
11/20/2020	12,500	8,980,905.25	718.4724

TOTAL	105,576	74,932,632.75	709.7506

ADRs
Date	Amount of ADRs	Gross Amount in USD	Average Price in USD
11/13/2020	147,855	660,423.93	4.4667
11/17/2020	169,038	823,333.39	4.8707

TOTAL	316,893	1,483,757.32	4.6822

Finally, we hereby inform that, (i) the acquisitions made respected the daily limit for transactions in the market of up to 25% of the average daily trading volume of the stock, in the prior 90 business day period, jointly in the markets it is traded, and (ii) after the acquisitions were made (which include commissions and expenses), the amount of Ps. 254,779,890.88 is still pending with respect to the maximum amount to be invested approved by the Board of Directors (Ps. 550,000,000), as previously informed. The Company will duly inform when the process for acquiring its own shares is concluded.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 23, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer